SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated February 28, 2008.

Document 1

For Immediate Release	February 28, 2008
RM: 01 - 08

Crystallex Updates Shareholders on the Las Cristinas Project

TORONTO, ONTARIO, February 28, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today provided shareholders a recap of achievements and progress for the Las Cristinas gold project in South Eastern Bolivar State, Venezuela.

Mr. Gordon Thompson, Crystallex President and Chief Executive Officer, commented that, “During 2007, our project partner the Corporacion Venezolana de Guayana ("CVG"), was formally notified by the Ministry of the Environment and Natural Resources of Venezuela ("MinAmb") that all the requirements for the issuance of the Las Cristinas Environmental permit had been fulfilled.”

“MinAmb approved the Environmental Impact Study ("EIS") for the Las Cristinas gold project, and requested the CVG post a Construction Compliance Guarantee Bond and pay certain environmental taxes. Mr. Thompson confirmed that, “The formal notice MinAmb sent to the CVG stated, “the Environmental permit will be issued following the payment of taxes and posting of the bond”. Crystallex posted the requested bond and paid the requested taxes. No impediments have been raised in discussions with Government officials, and they’ve recently confirmed we’re in good standing for the issuance of the permit”

The Company received additional support for the issuance of the Las Cristinas permit in the fall of 2007, when the Venezuelan National Assembly's Commission of Economic Development reviewed the protracted timeline for the issuance of the Las Cristinas environmental permit. Following their October 4th, 2007 hearings, the Commission issued a report noting that representatives from MinAmb, the Ministry of Basic Industry and Mines (“MIBAM”), the CVG, and Crystallex had testified at their hearings. The Commission’s report concluded that the CVG and Crystallex had complied with the feasibility study and other legal and technical requirements, thus allowing for the permit to be granted by MinAmb. The Chairman of the Commission recommended MinAmb grant the permit.

Earlier this year, Mr. Rodolfo Sanz was appointed the Minister MIBAM and President of the CVG, having direct involvement with the Las Cristinas project in both capacities. Crystallex has met with Minister Sanz and expects to host Mr. Sanz at Las Cristinas in the near term.

Crystallex representatives have also recently met with Perry Calderwood, the newly appointed Canadian Ambassador to Venezuela and provided him with an update on the Las Cristinas project. Ambassador Calderwood is very active, as is the Government of Canada in furthering the interests of Canadian companies investing in Venezuela. Following a visit to Bolivar State, Ambassador Calderwood commented that he was working to advance Canadian interests (including mining) in Bolivar Sate and Venezuela.

Other Milestones Achieved at Las Cristinas

Mine Development Associates updated the Las Cristinas reserve and resource estimates in September 2007.

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- Measured and Indicated Resources are estimated at 20.76 million ounces (629 million tonnes with an average gold grade of 1.03g/t) The resource estimate comprises Measured Resources of 146 million tonnes at a gold grade of 1.14g/t (5.38 million ounces) and Indicated Resources of 483 million tonnes at a grade of 0.99g/t (15.38 million ounces).

- The additional Inferred Resource estimate is 6.28 million ounces (230 million tonnes at an average gold grade of 0.85g/t).

- Proven and Probable Reserves based on a US$550 gold price assumption are estimated at 16.86 million ounces of gold (464 million tonnes grading 1.13g/t). The reserve estimate comprises Proven Reserves of 113 million tonnes at a gold grade of 1.24g/t (4.48 million ounces) and Probable reserves of 351 million tonnes at a grade of 1.10g/t (12.38 million ounces).

The reserve is contained in a single open pit that is approximately 3.1km long, over 1.2km wide at its widest point, with a maximum depth of approximately 500m below surface. Mineralization is open at depth.

The gold reserve estimate for Las Cristinas is based on an updated estimate of operating costs completed by SNC Lavalin in the third quarter of 2007.  The increase in operating costs since the last published estimate in 2005 was attributable, in part, to the general worldwide increase in commodity prices.  The average total cash operating costs (including royalties) for Las Cristinas are now estimated at US$346 per ounce over the life of the mine and US$258 per ounce during the first five years of the project.  The increase was due to global increases in the costs of cyanide, steel, tires, mill liners, as well as drill steel and blasting agents, and from higher labour rates.  One of the great benefits of the project location is that, to date, costs have not been significantly impacted by energy costs, a reflection of Venezuela’s very low and stable prices for fuel and electricity.  Relatively inexpensive energy should ensure that Las Cristinas remains cost competitive on a global basis.

SNC-Lavalin also completed an updated estimate of capital costs of US$356 million for the construction of Las Cristinas. The Company has spent approximately US$112 million on items (primarily equipment and engineering services) included in the US$356 million estimate, leaving a balance of US$244 million to spend once construction activities commence after receipt of the permit.  Current pre-permit expenditures to maintain and secure the site and store equipment are not included in the construction cost estimate of US$356 million.  The Company has equipment in storage, including the initial mining fleet and all long lead time milling equipment, with an original purchase value of US$64 million.  This should enable us to avoid any equipment related construction delays, as the delivery times for mining and related equipment have increased significantly, particularly for some milling components, which have delivery times of up to three years.

Full details regarding the reserve, resource and capital and operating costs estimates can be found in the 43-101 Technical Report filed on SEDAR November 7, 2007.

Following a recent visit to Las Cristinas Mr. Thompson observed that, “Crystallex has continued to advance several corporate and social responsibility programs in the region. One of the larger projects that we are undertaking is the construction of a new Type 1 Urban medical centre in Las Claritas. Construction of the facility began in August of 2007 with a targeted completion date of the fall of 2008. This new facility will be much larger than existing Type II Rural facility and better equipped to service the local community. Crystallex has also started construction of a sewage treatment plant that will serve the local communities using the existing sewage lines previously constructed by the Company. The plant is scheduled for completion in 2008.”

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Additionally, the Company made a number of donations of materials and food supplies to the local school and community groups including supplies for a new roof for the school and a new lunch room. Crystallex has also continued its community scholarship programs.

In anticipation of the issuance of the MinAmb permit and the pending Las Cristinas construction phase, the Company has hired Mr. Jose Diaz Daza as the Las Cristinas General Manager and Mr. James McMullan as the Construction Manager. Prior to joining Crystallex, Mr. Diaz was General Manger at a heavy industry project in Venezuela and had also held management positions at the Cerrejon Coal Mine in Columbia, the largest open pit mine in South America. Mr. McMullan joined Crystallex with significant mine building and operating experience holding positions at SNC-Lavalin, Bolivar Gold, Anglo American, Mitsubishi Corporation Engineers & Constructors and Rand Mines.

During February, 2008, Crystallex successfully completed an Equity Unit financing for gross proceeds of C$69.1 million (net proceeds of C$64.8 million) with significant institutional interest and participation. This funding is expected to meet the Company’s working capital needs for the next 18 months. The Company is in sound financial condition to mobilize and launch the initial construction activities, once the pending MinAmb permit is issued.

Mr. Thompson concluded, “The National Assembly hearings and subsequent report, the correspondence from the MinAmb and numerous meetings with senior Government officials continue to confirm our expectation that the permit will be issued, which will allow us to launch the long anticipated construction phase for the benefit of the local communities, stakeholders and shareholders.”

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

Mine Development Associates and SNC-Lavalin Engineers & Constructors Inc. are independent of the Company and are the qualified persons within the meaning of NI 43-101 who have prepared or supervised the preparation of the technical information contained in the Technical Report, which has been referred to in this release.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls;

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discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC's Industry Guide 7.  The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.  While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	February 28, 2008	By:	/S/ HEMDAT SAWH
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer